BlackRock Variable Series Funds, Inc.

BlackRock Advantage U.S. Total Market V.I. Fund

(the "Fund")



77D(g)

On March 27, 2017, the Board of Directors (the "Board") of BlackRock Variable Series Funds, Inc. approved certain changes to the Fund. In particular, the Board approved a change in the name of the Fund to "BlackRock Advantage U.S. Total Market V.I. Fund" and certain changes to the Fund's investment strategies, investment process and policies. These changes included eliminating the Fund's non-fundamental investment restriction limiting investments in warrants to 5% of its total assets. The Board also approved a reduction in the contractual expense caps for Class I, Class II and Class III Shares. In addition, Fund management determined to make certain changes to the Fund's portfolio management team and the benchmark index against which the Fund compares its performance.

All of these changes became effective on June 12, 2017.

Effective June 12, 2017, the following changes were made to the Fund's Prospectus:

Change in the Fund's Name

The BlackRock Value Opportunities V.I. Fund is renamed BlackRock
Advantage U.S. Total Market V.I. Fund.

Change in the Fund's Investment Strategies

The section of the Prospectus entitled "Fund Overview - Key
Facts About BlackRock Value Opportunities V.I. Fund - Principal
Investment Strategies of the Fund" is deleted in its entirety and replaced with the following:

Principal Investment Strategies of the Fund

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of U.S. issuers and derivatives that have similar economic characteristics to such securities. The Fund primarily intends to invest in equity securities or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 3000(r) Index. The Russell 3000(r) Index is a capitalization-weighted index of equity securities from a broad range of industries chosen for market size, liquidity and industry group representation. The equity securities in which the Fund invests primarily consist of common stock, but may also include preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs").

The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the Russell 3000(r) Index.

The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.

The section of the Prospectus entitled "Details About the Fund -
How the Fund Invests - Investment Process" is deleted in its entirety and replaced with the following:

Investment Process

The Fund seeks to pursue its investment objective by investing in securities in a disciplined manner, by using proprietary return forecast models that incorporate quantitative analysis. These forecast models are designed to identify aspects of mispricing across stocks which the Fund can seek to capture by over- and under-weighting particular equity securities while seeking to control incremental risk. BlackRock Advisors, LLC ("BlackRock") then constructs and rebalances the portfolio by integrating its investment insights with the model-based optimization process. The Fund has no stated minimum holding period for investments and may buy or sell securities whenever Fund management sees an appropriate opportunity. The Fund may engage in active and frequent trading of its investments.

The section of the Prospectus entitled "Details About the Fund -
How the Fund Invests - Principal Investment Strategies" is deleted in its entirety and replaced with the following:

Principal Investment Strategies

Under normal circumstances, the Fund seeks to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of U.S. issuers and derivatives that have similar economic characteristics to such securities. The Fund primarily intends to invest in equity securities or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 3000(r) Index. The Russell 3000(r) Index is a capitalization-weighted index of equity securities from a broad range of industries chosen for market size, liquidity and industry group representation. The equity securities in which the Fund invests primarily consist of common stock, but may also include preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs").

The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the Russell 3000(r) Index.

The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.

The above 80% policy is a non-fundamental policy of the Fund and may not be changed without 60 days' prior notice to shareholders.

The section of the Prospectus entitled "Details About the Fund -
How the Fund Invests - Other Strategies" is amended to add the following other strategies:

*	Foreign Securities - The Fund may invest in companies located in countries other than the United States.

*	Money Market Securities - The Fund may invest in money market securities or commercial paper.

*	Reverse Repurchase Agreements - Reverse repurchase agreements are transactions in which the Fund sells a security with the obligation to repurchase the security shortly thereafter at a specified price which reflects a payment by the Fund. The Fund profits from entering into a reverse repurchase agreement by reinvesting the proceeds of the sale at a higher return than it has to pay to repurchase its security.

*	Warrants - A warrant gives the Fund the right to buy stock.
The warrant specifies the amount of underlying stock, the purchase (or "exercise") price, and the date the warrant expires. The Fund has no obligation to exercise the warrant and buy the stock. A warrant has value only if the Fund is able to exercise it or sell it before it expires.

The section of the Prospectus entitled "Details About the Fund - How the Fund Invests - Other Strategies" is amended to delete the following other strategies: "Convertible Securities," "Emerging Markets Issuers," "Initial Public Offerings," "Mid Cap Securities," "Short Sales" and "Standby Commitment Agreements."